Exhibit 21.1

List of Subsidiaries of AdTheorent Holding Company, Inc.:

Name	Jurisdiction of Incorporation/Formation
AdTheorent Holding Company, LLC	Delaware

GRNT Merger Sub 2 LLC	Delaware

AdTheorent Intermediate Holding Corporation	Delaware

AdTheorent Intermediate Holding Corporation	Delaware

AdTheorent Acquisition Corporation	Delaware

AdTheorent, Inc.	Delaware

AdTheorent Canada, Inc.	Nova Scotia